FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

2 January 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lihir Gold Limited
ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Joseph Baylis
Date of appointment	22 January 1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Infomation and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Lihir Gold Limited	
ARBN 069 803 998	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Phillips Baker
Date of appointment	29 July 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Lihir Gold Limited	
ARBN 069 803 998	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ross Garnaut
Date of appointment	25 March 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
50,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Maccullochella Pty Ltd currently provides the services of the Chairman to Lihir Gold Limited.
Nature of interest	Director Maccullochella Pty Ltd
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Lihir Gold Limited	
ARBN 069 803 998	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Jonathan Leslie
Date of appointment	20 May 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	Lihir Management Company Limited provides management services to Lihir Gold Limited. Rio Tinto provides technical support to Lihir Gold Limited through a number of its subsidiary companies.
Nature of interest	Director – Rio Tinto plc and Rio Tinto Limited Chairman – Lihir Management Company Limited
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Lihir Gold Limited	
ARBN 069 803 998	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Geoffrey Loudon
Date of appointment	15 March 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities 143,840 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Lihir Gold Limited	
ARBN 069 803 998	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Roberts
Date of appointment	15 May 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of he circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director's interests in contracts

Detail of contract	Lihir Management Company Limited provides management services to Lihir Gold Limited.
Nature of interest	Director - Lihir Management Company Limited
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lihir Gold Limited
ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John O'Reilly
Date of appointment	15 March 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Detail of contract	Lihir Management Company Limited provides management services to Lihir Gold Limited. Rio Tinto provides technical support to Lihir Gold Limited through various subsidiary companies.
Nature of interest	Director Lihir Management Company Ltd Director Rio Tinto Consultants Ltd Director Rio Tinto Technical Services Limited Employee and Officer Rio Tinto Plc and Rio Tinto Limited
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Lihir Gold Limited	
ARBN 069 803 998	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony Siaguru
Date of appointment	30 May 1997

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
38,460 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Purchased in the name of wife Wilhelmina	15,000 Ordinary Shares
Purchased in the name of son Stanley	1,000 Ordinary Shares
Purchased in the name of son Steven	1,000 Ordinary Shares
Purchased in the name of son Daniel	1,000 Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	Minton Limited provides the services of Anthony Siaguru as a director to Lihir Gold Limited PNG Water Limited provides services in relation to reticulated water supplies The Port Moresby Stock Exchange provides securities listing and trading services in Papua New Guinea Blake Dawson Waldron provides legal services
Nature of interest	Director – Minton Limited Chairman – PNG Water Limited Chairman Port Moresby Stock Exchange Limited Consultancies held by Minton – Blake Dawson Waldron
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lihir Gold Limited
ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mark Soipang
Date of appointment	20 November 1995

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
5,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Lakaka Limited and its subsidiaries (Lihir Auto Services, Lakaka Civil and Construction, Ataniom, Niolam Catering Services, Lihir Hardware and Aelium) provide various services such as earthmoving, catering, equipment repair, construction and the supply of various commodities. Tinetalgo Investments provides transport and earthmoving services. Kuridala provides earthmoving equipment.
Nature of interest	Director - Lakaka Limited Director - Lihir Auto Services Ltd Director - Lakaka Civil and Construction Ltd Director - Lihir Hardware Ltd Director - Ataniom Ltd Director - Niolam Catering Services Ltd Director - Maron Ltd Director - Tinetalgo Investments Ltd Director - Tinetalgo Earthmoving Ltd Director - Lihir Mining Area Landowners Association Inc Director - Alia Ltd One sixth interest held by Tinetalgo Investments Ltd - Kuridala Ltd Director - Aelium Limited
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Lihir Gold Limited	
ARBN 069 803 998	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John McLean (Alternate Director)
Date of appointment	18 August 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

+ See chapter 19 for defined terms.

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil	

Part 3 – Director's interests in contracts

Detail of contract	Lihir Management Company Limited provides management services to Lihir Gold Limited. Rio Tinto provides technical support to Lihir Gold Limited through various subsidiary companies.
Nature of interest	Employee and Officer Rio Tinto
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lihir Gold Limited
ARBN	069 803 998

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Randy Eppler (Alternate Director)
Date of appointment	24 April 2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ______________________

Name: Rod Antal

Title: Company Secretary